SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                                TELOS CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)

     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    8796B200
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                Andrew R. Siegel
                         Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 900
                            New York, New York 10017
                                 (212) 692-6395
     ----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 8, 2006
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                                    Page 2 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        506,811
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         0
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           506,811
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           0
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           0
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        0
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           0
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     506,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 12
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
NUMBER OF                                                        14,476
SHARES                            ----------------------------------------------
BENEFICIALLY                      8    SHARED VOTING POWER
OWNED BY                                                         506,811
EACH                              ----------------------------------------------
REPORTING                         9    SOLE DISPOSITIVE POWER
PERSON                                                           14,476
WITH                              ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                                                 506,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     521,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 10 to SCHEDULE 13D

         This amendment ("Amendment No. 10") amends the Schedule 13D previously filed on March 25, 2005, and amended by Amendment No. 1 filed on May 9, 2005 and further amended by Amendment No. 2 filed on June 6, 2005, and further amended by Amendment No. 3 filed on July 13, 2005, and further amended by Amendment No. 4 filed on September 13, 2005, and further amended by Amendment No. 5 filed on September 26, 2005, and further amended by Amendment No. 6 filed on October 18, 2005, and further amended by Amendment No. 7 filed on November 14, 2005, and further amended by Amendment No. 8 filed on December 29, 2005, and further amended by Amendment No. 9 filed on January 13, 2006 (collectively, the "Schedule"), by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 10 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Costa Brava Reporting Persons". The
Schedule is amended only to the extent set forth below:

ITEM 4            PURPOSE OF TRANSACTION

                  Item 4. Purpose of Transaction appearing in the Schedule is hereby amended and supplemented to add the following:

                  On October 17, 2005, Costa Brava filed a direct and derivative lawsuit in the Circuit Court for Baltimore City in the State of Maryland against the Issuer, each director of the Issuer, and certain of the Issuer's executive officers (the "Lawsuit") alleging breaches by the Issuer if its obligations to the holders of the Redeemable Preferred Stock and by the directors and name executive officers of their fiduciary duties to the Issuer and the holders of the Redeemable Preferred Stock. A copy of the complaint filed in the Lawsuit (the "Complaint") was previously filed as Exhibit 99.4 and incorporated herein by reference. On February 8, 2006, Costa Brava and the Partnership (defined below) entered into a Joint Litigation Agreement whereby the Partnership agreed to join Costa Brava as co-plaintiffs in the Lawsuit (see Item 6 herein). Each of Costa Brava and the Partnership has retained its own counsel in connection with the Lawsuit. On February 8, 2006, the Partnership filed a Motion for Leave to Intervene along with a copy of a proposed Amended Complaint, which, if allowed, would, among other things, add the Partnership as plaintiff in the Lawsuit (the "Motion and Amended Complaint"). Any descriptions herein of the Complaint and the Motion and Amended Complaint are qualified in their entirety by reference to the Complaint and the Motion and Amended Complaint.

                  The "Wynnefield Reporting Persons" are Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Channel Partnership II, L.P. ("Channel"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus ("Mr. Obus") and Joshua H. Landes.

                  None of the Costa Brava Reporting Persons nor the Wynnefield Reporting Persons (collectively, the "Reporting Persons") have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of the Redeemable Preferred Stock held by them and each expressly disclaims beneficial ownership for all purposes of the Redeemable Preferred Stock held by the others. The Costa Brava Reporting

                  Persons and the Wynnefield Reporting Persons each disclaim membership in a "group" with the other Reporting Persons. The Costa Brava Reporting Persons and the Wynnefield Reporting Persons have each filed an amendment to their respective
                  Schedule 13D solely as a result of Costa Brava's and the Partnership's agreement to file and pursue the Lawsuit.

                  Each of the Reporting Persons reserve the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Costa Brava Reporting Persons or the Wynnefield Reporting Persons may, among other things, sell or otherwise dispose of their respective holdings of the Redeemable Preferred Stock, including the redemption amount of the Redeemable Preferred Stock and accrued and unpaid dividends, purchase additional Redeemable Preferred Stock, in each case in public or private transactions, and/or may enter into negotiated derivative transactions to hedge the market risk of some or all of their positions in, or to obtain greater exposure to, the Redeemable Preferred Stock, as the members of the Costa Brava Reporting Persons or the Wynnefield Reporting Persons may determine, in light of circumstances existing from time to time, subject to any applicable limitations imposed on the sale of the Redeemable Preferred Stock or an interest therein by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or "blue sky" laws.

                  Except as set forth above, no member of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
                  (a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 5            INTEREST OF THE SECURITIES OF THE ISSUER.

                  "Item 5. Interest in Securities of the Issuer." appearing in the Schedule 13D filed by the Costa Brava Reporting Persons is supplemented by adding the following disclosure to the end of such item:

                           To the best knowledge of the Costa Brava Reporting
                  Persons, in the event the Reporting Persons are deemed to be a "group" for purposes of Regulation 13D-G under the Act as a result of their agreement to file and pursue the Lawsuit, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 880,311 of the Redeemable Preferred Stock, representing 27.6% of the 3,185,586 outstanding Redeemable Preferred Stock (the percentage of shares owned being based upon 3,185,586 Redeemable Preferred Stock outstanding on November 21, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2005, filed with the Commission on November 21,
                  2005). The Costa Brava Reporting Persons and the Wynnefield Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Redeemable Preferred Stock held by each of the other Reporting Persons and each disclaim membership in a "group" with the other Reporting Persons.

                           Although the Redeemable Preferred Stock is non-voting
                  stock, it has the exclusive right to vote as a class for up to two directors to the Board of Directors of the Issuer if at any time or times dividends payable on the Redeemable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. The two directors that may be elected by the holders of the Redeemable Preferred Stock constitute a minority of the total Board of Directors of the Issuer, which results in the holders of the Redeemable Preferred Stock being unable to exercise control over the Issuer.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  "Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer." appearing in the Costa Brava Schedule 13D is supplemented by adding the following disclosure to the end of such item:

                           Each of Costa Brava and the Partnership are a party
                  to a Joint Litigation Agreement, dated as of February 8, 2006, pursuant to which the parties agreed to cooperate with each other in the prosecution of the Lawsuit.

                           Except for the agreement described above, to the best
                  knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7            MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1        Joint Filing Agreement
                  Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*
                  Exhibit 99.2     Costa Brava Letter dated June 30, 2005*
                  Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*
                  Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*
                  Exhibit 99.5     Goodman Letter dated November 11, 2005*
                  Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*
                  Exhibit 99.7 Form of Warner Stevens Board Demand Letter dated December 27, 2005*
                  Exhibit 99.8 Form of Warner Stevens CEO/CFO Demand Letter dated December 27, 2005*
                  Exhibit 99.9     Owsley Letter dated December 27, 2005*
                  Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005*

                  *Filed with an earlier version of this Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 10 to the Schedule 13D is true, complete and correct.



Dated:  February 9, 2006               COSTA BRAVA PARTNERSHIP III, LP


                                       By: Roark, Rearden & Hamot, LLC
                                           Its General Partner

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                       Name:   Seth W. Hamot
                                       Title:  Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ SETH W. HAMOT
                                           -------------------------------------
                                       Name:   Seth W. Hamot
                                       Title:  Manager


                                       /s/ SETH W. HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By: /s/ ANDREW R. SIEGEL
                                           -------------------------------------
                                       Name:   Andrew R. Siegel
                                       Title:  Manager


                                       /s/ ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1         Joint Filing Agreement, dated as of February 9, 2006

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer*

Exhibit 99.2      Costa Brava Letter dated June 30, 2005*

Exhibit 99.3 Letter dated September 20, 2005 to Mr. Joel Flax, Partner in Charge, Goodman & Company, LLP*

Exhibit 99.4 Complaint filed in the Circuit Court for Baltimore City in the State of Maryland on October 17, 2005*

Exhibit 99.5      Goodman Letter dated November 11, 2005*

Exhibit 99.6 Form of Warner Stevens Audit Committee Demand Letter dated December 27, 2005*

Exhibit 99.7      Form of Warner Stevens Board Demand Letter dated December 27,
                  2005*

Exhibit 99.8      Form of Warner Stevens CEO/CFO Demand Letter dated December
                  27, 2005*

Exhibit 99.9      Owsley Letter dated December 27, 2005*

Exhibit 99.10 Motion for Judgment filed in the Circuit Court of the County of Fairfax in the State of Virginia on December 28, 2005

*Filed with an earlier version of this Schedule 13D.

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 10 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  February 9, 2006

                                         COSTA BRAVA PARTNERSHIP III, LP


                                         By:   Roark, Rearden & Hamot, LLC
                                               Its General Partner

                                         By: /s/ SETH W. HAMOT
                                             -----------------------------------
                                         Name:   Seth W. Hamot
                                         Title:  Manager


                                         ROARK, REARDEN & HAMOT, LLC


                                         By: /s/ SETH W. HAMOT
                                             -----------------------------------
                                         Name:   Seth W. Hamot
                                         Title:  Manager


                                         /s/ SETH W. HAMOT
                                         ---------------------------------------
                                         Seth W. Hamot


                                         WHITE BAY CAPITAL MANAGEMENT, LLC


                                         By: /s/ ANDREW R. SIEGEL
                                             -----------------------------------
                                         Name:   Andrew R. Siegel
                                         Title:  Manager



                                         /s/ ANDREW R. SIEGEL
                                         ---------------------------------------
                                         Andrew R. Siegel